Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240 631 7600 T 240 631 9595 F www.steben.com

June 6, 2014

VIA EDGAR

Securities and Exchange Commission

Washington, DC 20549

Re:	Steben Select Multi-Strategy Fund File Nos. 811-22824 and 333-187847

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, on behalf of Steben Select Multi-Strategy Fund (the “Fund”), is the Fund’s Post-Effective Amendment No. 1 to the registration statement on Form N-2 (“PEA 1”).

The purposes of PEA 1 are to: (a) to include in the Fund’s registration statement on Form N-2 updated information as of the fiscal period ended March 31, 2014; and (b) to update the Fund’s registration statement to re-designate the existing outstanding shares as Class I shares and to add a new class of shares of beneficial interest, Class A shares. With the addition of the new class, the beneficial interests in the Fund will be represented in the Class A Shares and Class I Shares. The issuance of multiple classes of shares by the Fund is pursuant to Investment Company Act Release No. 31052 dated May 21, 2014.

I have included with this letter black lined versions of the Fund's Prospectus and Statement of Additional Information that highlight the exact changes from the previously filed versions.

The Fund intends to file a subsequent post-effective amendment prior to July 31, 2014 to incorporate the Fund’s financial statements for the period ended March 31, 2014 into its registration statement.

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Please feel free to contact me at 240.631.7602 with any questions or comments you may have.

Sincerely,
/s/Francine J. Rosenberger
Francine J. Rosenberger

cc:	Kenneth E. Steben
Steben Select Multi-Strategy Fund
George J. Zornada
K&L Gates LLP